Contact

www.linkedin.com/in/ryan-
mckeown-6b580312a (LinkedIn)

Languages

English

Ryan McKeown

Student at Ulster University
Belfast Metropolitan Area

Experience

FALCONER STEWART ACCOUNTANTS LTD
Chartered Accountant
May 2017 - Present (7 years 8 months)
Belfast, United Kingdom

Henderson Group
Customer Advisor
October 2012 - September 2015 (3 years)
Glengormley

Education

Chartered Accountants Ireland
Chartered Accountant, Accountancy · (2018 - 2021)

Ulster University
Master's degree, Cultural Heritage and Museum Studies · (2016 - 2017)

Queen's University Belfast
Bachelor's degree, History · (2012 - 2015)

Glengormley High School
 · (2005 - 2012)